Filed by Cardinal Health, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                     Subject Company:  Syncor International Inc.
                                                   Commission File No. 000-08640



 To:     All Cardinal Health Employees
 From:   Bob Walter
 Re:     Developments at Syncor

I'm writing to update you on some recent developments with regard to our previously-announced acquisition of Syncor. As part of our ongoing due diligence review, we uncovered certain improper payments that Syncor has made in foreign countries. We reported our findings immediately to Syncor, whose Board of Directors contacted the proper government officials. I thought you might like to see the two news releases that were distributed about this issue early this morning, which are attached - one from Syncor and one from Cardinal Health.

While it is difficult to know yet what effect this development may have on our plans to acquire Syncor, there are a few things I want to make clear:

* While I am very disappointed with this development, it is an important example of how thoroughly we review the business operations, financial practices and other aspects of any new businesses we seek to acquire. And, frankly, ethics and cultural values are just as important to us as operational or financial issues. It's the reason we take our time with due diligence - we want to make sure we know everything we can about any business we want to make part of Cardinal Health.

* We are continuing to monitor this situation carefully. Our agreement with Syncor is subject to a number of conditions that need to be satisfied before we close. At this time, we haven't concluded whether those conditions will be satisfied.

* Our CPSI nuclear pharmacy business has been -- and continues to be -- an important part of our business strategy. The reason we want to further invest in this business is because we believe we can create better value for customers by expanding our core set of products and services. We remain committed to this business strategy.

Growth is an important part of our strategy at Cardinal Health. But, I can assure that any acquisitions made in support of that growth must meet our criteria for integrity and ethics.

This is a very complex situation and it is not a good idea to speculate on the ultimate outcome. This issue should not be discussed with customers, suppliers or others outside of Cardinal Health. We'll keep you posted on any new developments as they occur.


                             *********************
Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Cardinal Health's Form 10-K, Form
8-K and Form 10-Q reports and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution outsourcing patterns for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic conditions. Cardinal undertakes no obligation to update or revise any forward-looking statements.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed by Syncor to Syncor shareholders on October 17, 2002 and filed with the SEC. Cardinal Health, Inc. ("Cardinal Health") has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus at the SEC's web sit at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Cardinal or Syncor. Cardinal and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal or Syncor. Investors should read the proxy statement/prospectus carefully before making any voting or investment decision.

[Cardinal Health Logo]


                                                           7000 CARDINAL PLACE
                                                           DUBLIN, OH 43017

                                                           WWW.CARDINAL.COM
NEWS RELEASE

                                                           FOR IMMEDIATE RELEASE


Media Contact:    David Verbraska
                  614-757-3690

Investor Contact: Stephen Fischbach
                  614-757-7067


                 CARDINAL HEALTH RESPONDS TO SYNCOR ANNOUNCEMENT
                -------------------------------------------------
      IMPROPER PAYMENTS BY SYNCOR IDENTIFIED THROUGH ONGOING DUE DILIGENCE
                   INTENDS TO CAREFULLY MONITOR THE SITUATION

DUBLIN, OHIO, NOVEMBER 6, 2002 -- Cardinal Health, Inc. (NYSE: CAH), confirmed today that during its ongoing due diligence investigation of Syncor International Corporation, the proposed acquisition of which was announced on June 14, 2002, Cardinal Health recently discovered certain improper payments that had been made in foreign countries by subsidiaries of Syncor. As soon as it made these discoveries, Cardinal Health promptly informed Syncor of its findings and Syncor immediately initiated an investigation.

Cardinal Health has since been informed of the results to date of the investigation undertaken by a special committee formed by the Board of Directors of Syncor to review these improper payments. Cardinal Health supports the actions taken today by the Syncor Board in response to the results of the special committee's ongoing investigation as well as the proactive decision by Syncor to make full disclosure of its findings to the Department of Justice and the Securities and Exchange Commission. Cardinal Health will continue to carefully monitor the Syncor situation and assess the results of the Syncor special committee's ongoing investigation as well as the results of Cardinal Health's continuing due diligence review. Cardinal Health intends to use all appropriate resources and spend the time necessary to complete its ongoing comprehensive due diligence review in a deliberate manner.

Robert D. Walter, chairman and chief executive officer of Cardinal Health stated: "Cardinal Health has an outstanding reputation for integrity in operating our domestic and international businesses in an ethical and honest manner. This reputation extends to our employees, suppliers and customers as well as to the government agencies that come in contact with our businesses and operations. We are committed to adhering to the principle of operating our businesses consistent with all applicable legal obligations. While we continue to believe that the strategic rationale for the acquisition of Syncor and its nuclear pharmacy business has validity, any decision with respect to this transaction must be made in the context of adhering to our core values and protecting Cardinal Health's reputation."


                                     -more-

CARDINAL HEALTH RESPONDS TO SYNCOR ANNOUNCEMENT
PAGE 2

Cardinal Health notes that the acquisition of Syncor by Cardinal Health is subject to the satisfaction or waiver of a number of conditions set forth in the merger agreement, dated June 14, 2002, between Syncor and Cardinal Health. At this time, Cardinal Health has not yet concluded whether those conditions will be satisfied. Cardinal Health intends to fully comply with its obligations under the merger agreement. There can be no assurance that the transaction involving the acquisition of Syncor by Cardinal Health will be completed.

ABOUT CARDINAL HEALTH
---------------------

Cardinal Health, Inc. (WWW.CARDINAL.COM ) is the leading provider of products and services supporting the health care industry. Cardinal Health companies develop, manufacture, package and market products for patient care; develop drug-delivery technologies; distribute pharmaceuticals, medical-surgical and laboratory supplies; and offer consulting and other services that improve quality and efficiency in health care. Headquartered in Dublin, Ohio, the company employs approximately 50,000 people on five continents, with more than 40 percent of its employees in operations outside the United States, and produces annual revenues of more than $44 billion. Cardinal Health is ranked #23 on the current Fortune 500 list and was named one of "The World's Best" companies by Forbes magazine in 2002.

Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Cardinal Health's Form 10-K, Form
8-K and Form 10-Q reports and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution outsourcing patterns for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic conditions. Cardinal undertakes no obligation to update or revise any forward-looking statements.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed by Syncor to Syncor shareholders on October 17, 2002 and filed with the SEC. Cardinal Health, Inc. ("Cardinal Health") has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus at the SEC's web sit at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Cardinal or Syncor. Cardinal and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal or Syncor. Investors should read the proxy statement/prospectus carefully before making any voting or investment decision.

[SYNCOR LOGO]

                                                                    NASDAQ: SCOR


FOR RELEASE ON WEDNESDAY, NOVEMBER 6, 2002
7:00 AM EASTERN STANDARD TIME

                                                             Contact:
                                                             Allan Mayer
                                                             Sitrick And Company
                                                             (310) 788-2850


                     SYNCOR ANNOUNCES INTERNAL INVESTIGATION
                    REGARDING PAYMENTS IN OVERSEAS OPERATIONS


WOODLAND HILLS, CALIFORNIA, NOVEMBER 6, 2002 - Syncor International Corporation (Nasdaq: SCOR) announced that a committee of outside directors, together with special outside counsel, has been investigating the propriety of certain payments made by overseas subsidiaries to customers in several foreign countries, including Taiwan and China. To date, the investigation indicates that some of the payments made to state-owned and private healthcare facilities may have violated foreign and U.S. law, including the Foreign Corrupt Practices Act. The investigation will cover Syncor's other overseas operations as well.

Representatives of Syncor have met with the Securities and Exchange Commission and the U.S. Department of Justice to discuss the matter. Syncor intends to cooperate fully with the authorities.

The Company also said that Mr. Monty Fu, Chairman of Syncor, and his brother, Mr. Moses Fu, Director, Asia Region - Syncor Overseas LTD., have gone on paid leave pending completion of an investigation into their involvement in the payments. Monty Fu has also agreed to suspend his participation as a company director pending completion of the investigation. The Board of Directors has elected Mr. Bernard Puckett, a current director and Chair of the special committee investigating the payments, as lead director of the Board.

The Company said that it takes full responsibility for the questionable payments and is determined to uncover and correct any ethical or legal breaches that may have been committed by any of its employees. The Company further emphasized that it does not tolerate unethical or illegal behavior of any kind by any employee, and that any employee found to have been responsible for any misdeeds will be held fully accountable for his or her actions.

The payments were brought to Syncor's attention by Cardinal Health, Inc. (NYSE:CAH), which learned of them in the course of its ongoing post-signing due diligence relating to the previously announced planned merger of the two companies. Syncor is working closely with Cardinal Health regarding the matter.

Syncor International Corporation
Syncor Announces Internal Investigations Regarding Payments in Overseas
Operations
November 6, 2002
Page 2


The Company announced that in order to provide additional time to complete the investigation of its overseas operations and make any appropriate disclosures to stockholders, it has postponed until Friday, December 6, 2002, its special meeting of stockholders to vote on the pending merger with Cardinal Health. The meeting had originally been scheduled for November 19th. The exact time and place of the special meeting will be included in an amended notice of meeting and supplemental proxy materials that will be mailed to stockholders as soon as they are available.

A determination as to the final impact of these payments on the Company, as well as what legal and disciplinary action might be appropriate, is subject to completion of the investigation.

Mr. Puckett, Syncor's new lead director, is Chairman of the Board of Openwave Systems Inc. He was formerly President and Chief Executive Officer of Mobile Telecommunication Technologies Corporation. Mr. Puckett also held a variety of positions in a 27-year career at IBM Corp., including Senior Vice President of Corporate Strategy and Development and Vice President and General Manager, Applications Software.


ABOUT SYNCOR

         SYNCOR INTERNATIONAL CORPORATION is a leading provider of high technology health care services concentrating on nuclear pharmacy services, medical imaging, niche manufacturing and radiotherapy. In the nuclear pharmacy services business, Syncor compounds and dispenses radiopharmaceuticals for diagnostic and therapeutic use by nuclear medicine departments in hospitals and outpatient clinics. Syncor distributes these time-critical pharmaceuticals to more than 7,000 U.S.-based customers through an integrated network of 130 domestic and 19 international nuclear pharmacies. Medical imaging services are provided through an integrated network of 73 domestic and 19 internationally owned or operated facilities. Syncor announced on June 14, 2002 that it intends to exit the U.S. medical imaging business. Syncor also owns or operates ten domestic and two international production facilities for positron emission tomography (PET) radiopharmaceuticals, and is a party to a series of agreements to make PET technology more accessible to healthcare providers and patients nationwide. For more information visit www.syncor.com.
                                       --------------

Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Syncor's Form 10-K, Form 8-K and Form 10-Q reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution patterns or reimbursement rates for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic and market conditions. Syncor undertakes no obligation to update or revise any forward-looking statements.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor in connection with the proposed merger, and their interests in the solicitation, is set forth in a Schedule 14A filed on June 14, 2002 with the SEC. Cardinal Health has filed a registration statement on Form S-4 in connection with the transaction, and Syncor is mailing a definitive proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus because it contains important information about Cardinal Health, Syncor and the transaction. A free copy of the definitive proxy statement/prospectus may be obtained from Cardinal Health or Syncor or at the SEC's Web site at www.sec.gov. Information regarding the interests
of  Syncor's   officers  and  directors  in  the  transaction  is  included  in
the  definitive   proxy statement/prospectus.  In  addition  to the
registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the definitive proxy statement/prospectus mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal Health and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800/SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's Web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. The proxy statement/prospectus contains important information that should be read carefully by investors before making any voting or investment decision.


                                      # # #